Exhibit 99.1

GW Pharmaceuticals Initiates Second Phase 3 Pivotal Study of Epidiolex® (CBD)
in Lennox-Gastaut Syndrome

London, UK, 11 June 2015: GW Pharmaceuticals plc (Nasdaq: GWPH, AIM: GWP, “GW,” “the Company” or “the Group”), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, announced that it has commenced the second of two Phase 3 clinical trials of Epidiolex® (cannabidiol or CBD) for the treatment of Lennox-Gastaut syndrome (LGS), a rare and severe form of childhood-onset epilepsy. During 2014, GW received Orphan Drug Designation from the U.S. Food and Drug Administration (FDA) for Epidiolex for the treatment of LGS. GW anticipates that top-line data from this trial will be available in the first quarter of 2016.

“With the commencement of this trial, GW’s pivotal program of four Phase 3 trials for Epidiolex in Dravet syndrome and Lennox-Gastaut syndrome is now fully underway,” stated Justin Gover, GW’s Chief Executive Officer. “The long-term prognosis for Lennox-Gastaut syndrome patients is poor in terms of seizure control and cognitive development and patients typically have continued seizure activity into adulthood. GW is committed to bringing Epidiolex to patients as a new option to address this significant unmet need.”

The LGS Phase 3 pivotal trial program comprises two studies, both of which comprise a randomized, double-blind, 14-week comparison of Epidiolex versus placebo. The treatment period consists of a two-week titration period followed by a 12-week maintenance period. One Phase 3 trial has two arms of 50 patients; 20mg/kg and placebo, whereas the second study also includes a low dose treatment arm, and therefore includes a total of 150 patients. The primary measure of efficacy in both trials will be the comparison between Epidiolex and placebo in the percentage change from baseline in number of drop seizures. Several additional efficacy and safety secondary outcome measures will be analysed. Following their participation in the studies, all patients are eligible to receive Epidiolex under a long term open label extension study.

In addition to the Epidiolex clinical programs in LGS and Dravet syndrome, GW has also announced plans to develop Epidiolex in a third target indication, Tuberous Sclerosis Complex, a rare pediatric genetic disorder, the most common symptom of which is epilepsy. GW expects to commence a TSC Phase 3 clinical program in the second half of 2015.

About Lennox-Gastaut Syndrome

LGS usually begins before 4 years of age, and can be caused by a number of conditions, including brain malformations, severe head injuries, central nervous system infections, and inherited degenerative or metabolic conditions. In 30 to 35 percent of patients, no cause can be found. Patients commonly have frequent seizures of a wide variety, including convulsive, atonic seizures (brief loss of muscle tone and consciousness, causing abrupt falls). Drug resistance is one of the main features of LGS. Most children with LGS experience some degree of impaired intellectual functioning or information processing, as well as developmental delays and behavioral disturbances. It is estimated that there are approximately 14,000-18,500 patients with LGS in the United States and 23,000-31,000 patients with LGS in Europe.

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 27 countries outside the United States. GW is advancing an orphan drug program in the field of childhood epilepsy with a focus on Epidiolex®, which is in Phase 3 clinical development for the treatment of Dravet syndrome and Lennox-Gastaut syndrome and which is also expected to enter Phase 3 clinical trials in the treatment of Tuberous Sclerosis Complex. GW has a deep pipeline of additional cannabinoid product candidates which includes Sativex in Phase 3 clinical development as a potential treatment of pain associated with advanced cancer, as well as compounds in Phase 1 and 2 trials for glioma, type 2 diabetes, and schizophrenia. For further information, please visit www.gwpharm.com.

Forward-looking statements

This news release may contain forward-looking statements that reflect GWs current expectations regarding future events, including statements regarding the therapeutic benefit, safety profile and commercial value of the company's investigational drug Epidiolex®, the development and commercialization of Epidiolex, plans and objectives for product development, plans and objectives for present and future clinical trials and results of such trials, plans and objectives for regulatory approval. Forward-looking statements involve risks and uncertainties.  Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of the GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex®, Epidiolex®, and other products by consumer and medical professionals. A further list and description of risks, uncertainties and other risks associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Enquiries:

GW Pharmaceuticals plc	(Today) +44 20 3727 1000
Stephen Schultz, VP Investor Relations (U.S.)	917 280 2424 / 401 500 6570

FTI Consulting (Media Enquiries)
Ben Atwell / Simon Conway / John Dineen (UK)	+ 44 20 3727 1000
Robert Stanislaro (U.S.)	212 850 5657

Trout Group, LLC (U.S. investor relations)
Todd James / Chad Rubin	646 378 2900